# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Space Exploration Technologies Corp., CIK 0001181412
CUSIP: 84615Q103
Title of class of securities: Class A Common Stock, $0.001 par value
Address of issuer's principal executive offices: 1 Rocket Road, Starbase, Texas (TX), 78521
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001824723

## Reporting persons
- Google LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 551,189,500; sole dispositive power 0; shared dispositive power 551,189,500; aggregate amount beneficially owned 551,189,500 (7.2% of the class)
  Comment: Limited Liability Company
- XXVI Holdings Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 551,189,500; sole dispositive power 0; shared dispositive power 551,189,500; aggregate amount beneficially owned 551,189,500 (7.2% of the class)
- Alphabet Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 551,189,500; sole dispositive power 0; shared dispositive power 551,189,500; aggregate amount beneficially owned 551,189,500 (7.2% of the class)

## Item 1. Issuer
Name of issuer: Space Exploration Technologies Corp.
Address of issuer's principal executive offices: 1 Rocket Road, Starbase, TX 78521

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Google LLC
XXVI Holdings Inc.
Alphabet Inc.
Address of principal business office or, if none, residence: The address of the Reporting Persons is 1600 Amphitheatre Parkway, Mountain View, CA 94043.
Citizenship: Each of Google LLC, XXVI Holdings Inc. and Alphabet Inc. is an entity organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented herein represents beneficial ownership of Class A Common Stock as of June 30, 2026, based upon 7,696,293,669 shares of Class A Common Stock outstanding as of July 28, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 4, 2026.

The Reporting Persons are the beneficial owners of 551,189,500 shares of Class A Common Stock held directly by Google LLC. Alphabet Inc. is the controlling stockholder of XXVI Holdings Inc., which is the managing member of Google LLC. As a result, the Reporting Persons may be deemed to share beneficial ownership of the securities owned directly by Google LLC.
Percent of class: 7.2%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 551,189,500
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 551,189,500

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1: Joint Filing Agreement.

## Signatures
- Google LLC: /s/ Kathryn W. Hall, Kathryn W. Hall, Assistant Secretary (08/14/2026)
- XXVI Holdings Inc.: /s/ Kathryn W. Hall, Kathryn W. Hall, Assistant Secretary (08/14/2026)
- Alphabet Inc.: /s/ Kathryn W. Hall, Kathryn W. Hall, Assistant Secretary (08/14/2026)